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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Proxim Wireless Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
744285107
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 4, 2007
(Date of Event Which Requires Filing of this
Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	744285107	Page	2	of	5

1	NAMES OF REPORTING PERSONS Lloyd I. Miller, III ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF-AF-OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,743,866

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		467,234

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,743,866

WITH	10	SHARED DISPOSITIVE POWER

		467,234

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,211,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.42%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN-IA-OO

SCHEDULE 13D/A
INTRODUCTION
     This constitutes Amendment No. 2 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Mr. Miller”), dated April 20, 2007, as amended (the “Statement”), relating to the common stock, par value $0.01 per share (the “Shares”) of Proxim Wireless Corporation (f/k/a Terabeam, Inc.) (the “Company”). The Company has its principal executive offices at 2115 O’Nel Drive, San Jose, California, 95131. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 4. Purpose of the Transaction
Item 4 of the Statement is hereby amended and restated in its entirety as follows:
     The purpose of this Schedule 13D is to report that Miller recommended to the Board of Directors of the Company that Mr. J. Michael Gullard be elected to the Board of Directors of the Company, as reported by the Company in its Form 8-K filed with the SEC on November 6, 2007. As further reported by the Company in its Form 8-K filed with the SEC on November 6, 2007, Mr. Gullard was elected to the Board of Directors of the Company on November 5, 2007.
     Miller had previously reported on Amendment No. 1 (the “First Amendment”) to the Statement on July 27, 2007 that on July 19, 2007 the Company entered into a Purchase Agreement (the “Purchase Agreement”) with Mr. Miller and Milfam II L.P. and other accredited and institutional investors pursuant to which the Company agreed to sell to Mr. Miller, Milfam II L.P. and other investors an aggregate amount of 4,300,000 Shares at a price of $1.75 per share and warrants to purchase an aggregate of 2,150,000 Shares (subject to adjustment) at an exercise price of $2.45 per share (subject to adjustment) (the “Warrants”). The Warrants may be exercised beginning on January 23, 2008 until July 23, 2012. A copy of the Purchase Agreement was attached as Exhibit 10.1 to the Form 8-K filed by the Company on July 24, 2007 and is hereby incorporated by reference to such exhibit. A copy of the form of warrant was attached as Exhibit 10.3 to the Form 8-K filed by the Company on July 24, 2007 and is hereby incorporated by reference to such exhibit. Pursuant to the Purchase Agreement, Mr. Miller and Milfam II L.P. each acquired 925,000 Shares and a warrant to acquire 462,500 Shares. The closing of the purchase of the Shares and the Warrants (the “Private Placement”) occurred on July 23, 2007.
     As a condition to closing the transaction contemplated by the Purchase Agreement was the Company entering into a Registration Rights Agreement, dated as of July 23, 2007 (the “Registration Rights Agreement”), with Mr. Miller and Milfam II L.P. and the other accredited and institutional investors thereto. A copy of the Registration Rights Agreement was attached as Exhibit 10.2 to the Form 8-K filed by the Company on July 24, 2007 and is hereby incorporated by reference to such exhibit. In the Registration Rights Agreement, the Company agreed to file a Registration Statement on Form S-3 with the SEC within thirty days after the closing of the Private Placement to register the resale of the Shares sold pursuant to the Purchase Agreement and the Shares of common stock issuable upon exercise of the Warrants. The Company also agreed to use its commercially reasonable best efforts to have the Registration Statement declared effective as soon as practicable after filing. The Company did register the resale of the Shares sold pursuant to the Purchase Agreement pursuant to a registration statement on Form S-3, Registration No. 333-145533, and the prospectus contained therein.

     Additionally, pursuant to the terms of the Purchase Agreement, the Company granted Milfam II L.P., Mr. Miller and the other investors thereto rights of first refusal and participation relating to any subsequent capital-raising transaction in which the effective price per share is $2.70 or less. The aforementioned rights of first refusal referenced in the immediately preceding sentence expires one year after the closing of the Private Placement.
     Further reference is hereby made to the Form 8-K filed by the Company on July 24, 2007 for more information regarding the Private Placement. The foregoing description of the Private Placement, the Purchase Agreement, the Registration Rights Agreement and the Warrants does not purport to be complete and is qualified in its entirety by reference to the exhibits attached to the Form 8-K filed by the Company on July 24, 2007.
     Prior to entering into the Private Placement, Mr. Miller had previously filed the original Schedule 13D on April 20, 2007 to report that Mr. Miller had recommended to the Board of Directors of the Company that Mr. Alan B. Howe be nominated to the Board of Directors. The Company reported this fact in its Schedule 14A filed with the SEC on April 13, 2007 and also reported that Mr. Howe had been nominated for election as a new director of the Company. As further reported by the Company in its Form 8-K filed with the SEC on May 29, 2007, Mr. Howe was elected to the Board of Directors of the Company at the Company’s annual stockholder meeting held on May 23, 2007.
     Mr. Miller has been purchasing securities in the Company in the ordinary course of his business as an investor and except as described above in this Item 4 and herein, Mr. Miller does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) taking actions regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  November 14, 2007

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III